Exhibit 3.6

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

* * * * *

JAC Holdings International, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That the Board of Directors of said corporation, by the unanimous written consent of its members, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of said corporation:

RESOLVED, that the Certificate of Incorporation of JAC Holdings International, Inc. be amended by changing the First Article thereof so that, as amended, said Article shall be and read as follows:

The name of this corporation is FreightCar America, Inc.

SECOND: That in lieu of a meeting and vote of stockholders, the holders of a majority of the Voting Common Stock and Voting Preferred Stock of said corporation have given written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Section 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed by John E. Carroll, Jr., its President, as of the 17 day of December, 2004.

/s/ John E. Carroll, Jr.
By: John E. Carroll, Jr. President